Exhibit 99.4

FOR IMMEDIATE RELEASE

Compugen Reports Third Quarter 2021 Results

•
COM701, Opdivo® and BMS-986207, triple combination dose escalation Phase 1/2 data being presented at 36th Annual Meeting of the Society for Immunotherapy of Cancer (SITC) clears the path to studies in select biomarker informed tumor types

•	COM902 monotherapy dose escalation Phase 1 data being presented at SITC shows favorable safety profile, Phase 1 cohort expansion in combination with COM701 currently enrolling

•	COM701 translational data being presented at SITC support the differentiation of PVRIG compared to TIGIT and PD-1 as a novel checkpoint in the DNAM axis

•	Strong cash position with $20 million equity investment from Bristol Myers Squibb and $6 million milestone payment from AstraZeneca

HOLON, ISRAEL – November 12, 2021 – Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today reported financial results for the third quarter ended September 30, 2021.

“Our leadership position in the DNAM axis was strengthened in the third quarter, with key data release, expansion cohort studies initiations and continued progress with our partners including a $20 million strategic equity investment from Bristol Myers Squibb,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “The favorable safety and tolerability data from the COM701 triple combination dose escalation study combined with the translational results showing potent immune activation are supportive of our DNAM axis hypothesis and serve as an important milestone enabling our continued advancement of the triple blockade of PVRIG, TIGIT and PD-1 in select biomarker informed tumor types. Data from the COM902 dose escalation study support our choice of a reduced Fc function anti-TIGIT antibody with encouraging preliminary anti-tumor activity in the heavily pretreated patients in a dose escalation setting, and showed a favorable safety profile, while avoiding depletion of immune cell populations that are critical for driving anti-tumor activity.”

Dr. Cohen-Dayag continued, “We also continue to push forward the scientific foundation that underlies our success in the clinic, and our recent translational data from COM701 at SITC reinforces our hypothesis of PVRIG as a differentiated and distinct checkpoint pathway in the DNAM axis. We are particularly encouraged by the preclinical data that suggest blockade of PVRIG may enhance memory stem-like T cell - dendritic cell interactions to drive T cell expansion and differentiation which ultimately may enable clinical responses in less inflamed tumor types. These data, combined with the translational results from our triple combination study are supportive of our DNAM axis hypothesis. We believe the growing commitment from Bristol Myers Squibb, along with the advancement of AstraZeneca’s COM902 derived TIGIT/PD-1 bispecific in the clinic, provide important external validation to our approach, and we will continue our steady execution to maintain our first mover advantage in the space.”

Recent and Third Quarter 2021 Corporate Highlights
•	Presenting preliminary results from Phase 1/2 dose escalation study of COM701 with Opdivo® and BMS-986207 at SITC
o	Combination therapy was well tolerated with favorable safety profile clearing the path for evaluation of triple blockade in select biomarker informed tumor types
o	Translational data supportive of potent immune activation with triple combination regimen
•	Presenting preliminary results from Phase 1 dose escalation monotherapy study of COM902 at SITC
o	COM902 was well tolerated with a favorable safety profile and a maximum tolerated dose was not reached
o
Encouraging preliminary anti-tumor activity in a heavily pretreated heterogenous population with 9 of 18 patients (50%) achieving best responses of stable disease (SD) and 3 patients remaining on treatment study for ≥6 months.

o
Treatment with COM902 avoided depletion of major TIGIT positive expressing lymphocytes including CD4, CD8 and NK cells, supporting Compugen’s rationale for choosing an IgG4, reduced Fc effector function anti-TIGIT antibody

•	Presenting translational data supporting the differentiation of PVRIG compared to TIGIT and PD-1 as a novel DNAM axis checkpoint at SITC
o	Data demonstrated unique dominant expression of PVRIG on early memory (stem-like) T cells and its ligand PVRL2 is highly expressed across dendritic cell subtypes
o	Induction of activated dendritic cell markers observed in serum of two patients who clinically responded to treatment of COM701 in combination with nivolumab
o
Preliminary data suggest that blockade of PVRIG/PVRL2 may enhance stem-memory T cell - dendritic cells interaction potentially resulting in increased T cell expansion, differentiation, and infiltration also in less ‘inflamed’ tumors

•	Announced collaboration expansion with Bristol Myers Squibb alongside $20 million equity investment
•	Announced milestone payment from AstraZeneca triggered by first patient dosed with TIGIT bispecific derived from COM902
•
Dosed the first patient in the Phase 1 dual combination cohort expansion study of COM902 and COM701 in select tumor types for the first ever clinical evaluation of dual blockade of PVRIG and TIGIT in a PD-1 free regimen

•	COM902 monotherapy expansion cohort is enrolling up to 10 patients

Financial Results

Revenues for the third quarter ended September 30, 2021, were $6 million, related to the milestone from AstraZeneca triggered by the dosing of the first patient in AstraZeneca’ Phase 1/2 study of a TIGIT bispecific derived from COM902.

Cost of revenues of $0.7 million are mainly attributed to royalty and milestone payments.

R&D expenses for the third quarter ended September 30, 2021, were $8.7 million compared with $5.5 million for the comparable period in 2020. The increase reflects the expansion and initiation of additional clinical studies during 2021 as well as increased drug manufacturing activities.

Net loss for the third quarter of 2021 was $6.2 million, or $0.07 per basic and diluted share, compared with a net loss of $7.8 million, or $0.09 per basic and diluted share, in the comparable period of 2020.

As of September 30, 2021, cash, cash related accounts, short-term and long-term bank deposits totaled approximately $102 million compared with approximately $124 million on December 31, 2020. The cash balance as of September 30, 2021, does not include the $20 million equity investment from Bristol Myers Squibb nor the $6 million milestone payment from AstraZeneca expected in the fourth quarter. The Company has no debt.

Opdivo® is a registered trademark of Bristol Myers Squibb.

Conference Call and Webcast Information
The Company will hold a conference call today, November 12, 2021, at 8:30 AM ET to review its third quarter 2021 results including data being presented at SITC. To access the live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call and slides will be available via live webcast through Compugen’s website, located at the following link. Following the live webcast, the slides and a replay will be available on the Company’s website.

About Compugen
Compugen is a clinical-stage discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. Compugen’s lead product candidate, COM701, a potentially first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing Phase 1 studies as a single agent and in dual, and triple combinations. COM902, Compugen’s second fully owned clinical antibody targeting TIGIT, for the treatment of solid and hematological tumors, is undergoing Phase 1 studies as a single agent and in dual combination. Partnered programs include bapotulimab, therapeutic antibody in Phase 1 development targeting ILDR2 licensed to Bayer under a research and discovery collaboration and license agreement, and AZD2936, a TIGIT/PD-1 bispecific in Phase 1 development derived from COM902 through a license agreement with AstraZeneca for the development of bispecific and multi-specific antibodies. Compugen’s therapeutic pipeline of early-stage immuno-oncology programs includes myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen’s corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our expectation that a reduced Fc function anti-TIGIT antibody with preliminary encouraging anti-tumor activity in the heavily pretreated dose escalation setting will show a favorable safety profile, while avoiding depletion of immune cell populations, which will drive anti-tumor activity, our belief that PVRIG serves as a differentiated and distinct checkpoint in the DNAM axis, the possibility that blockade of PVRIG may enhance memory stem-like T cell - dendritic cell interactions to drive T cell expansion and differentiation which ultimately may enable clinical responses in less inflamed tumor types, statements regarding the possibility that COM701 with Opdivo® and BMS-986207 may show potent immune activation with triple combination regimen, statements regarding the differentiation of PVRIG compared to TIGIT and PD-1 as a novel DNAM axis checkpoint. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may negatively impact the global economy and may also adversely affect Compugen’s Business and operations; Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical studies for any specific product, or may not be able to conduct or complete its studies on the timelines it expects; Compugen relies and expects to continue to rely on third parties to conduct its clinical studies and these third parties may not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, and Compugen may experience significant delays in the conduct of its clinical studies as well as significant increased expenditures; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton PhD
Head of Investor Relations and Corporate Communications Compugen Ltd.
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Nine Months Ended,
	September 30,		September 30,
	2021	2020	2021	2020
	Unaudited	Unaudited

Revenues	6,000	-	6,000	-
Cost of revenues	680	-	680	-
Gross profit	5,320	-	5,320	-

Operating expenses
Research and development expenses	8,728	5,502	22,851	14,661
Marketing and business development expenses	166	219	631	633
General and administrative expenses	2,759	2,504	8,132	7,111
Total operating expenses	11,653	8,225	31,614	22,405

Operating loss	(6,333)	(8,225)	(26,294)	(22,405)
Financial and other income, net	177	464	736	1,270
Loss before taxes on income	(6,156)	(7,761)	(25,558)	(21,135)
Taxes on income	-	-	-	-
Net loss	(6,156)	(7,761)	(25,558)	(21,135)

Basic and diluted net loss per ordinary share	(0.07)	(0.09)	(0.30)	(0.27)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	83,977,070	83,169,989	83,819,012	78,239,917

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30,	December 31,
	2021	2020

ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	102,249	124,432
Trade receivables	6,000	2,000
Other accounts receivable and prepaid expenses	4,033	2,658
Total current assets	112,282	129,090

Non-current assets
Long-term prepaid expenses	1,911	1,880
Severance pay fund	3,130	2,863
Operating lease right to use asset	2,354	2,772
Property and equipment, net	1,619	1,711
Total non-current assets	9,014	9,226

Total assets	121,296	138,316

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	13,662	9,216
Current maturity of operating lease liability	760	639
Short-term deferred participation in R&D expenses	833	668
Total current liabilities	15,255	10,523

Non-current liabilities
Long-term deferred participation in R&D expenses	1,493	1,968
Long-term operating lease liability	2,042	2,527
Accrued severance pay	3,683	3,516
Total non-current liabilities	7,218	8,011

Total shareholders' equity	98,823	119,782

Total liabilities and shareholders' equity	121,296	138,316